SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Panera Bread Company

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

Class B Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

69840W108 / 69840W207

(CUSIP Number)

Joachim Creus

Rye Parent Corp.

c/o JAB Holding Company LLC

1701 Pennsylvania Avenue NW, Suite 801

Washington, DC 20006

Tel.: (202) 602-1301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Tel.: (212) 735-3000

April 4, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 69840W108 / 69840W207

1.	NAMES OF REPORTING PERSONS: Rye Parent Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,010,594 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,524 shares of Class A Common Stock 1,311,690 shares of Class B Common Stock (2) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.35% of the Class A Common Stock and 94.93% of the Class B Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	This represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by Rye Parent Corp. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Pursuant to the Voting Agreement described below, Rye Parent Corp. may be deemed to have beneficial ownership of 49,759 shares of Class A Common Stock, par value $0.0001 per share, 1,311,690 shares of Class B Common Stock, par value $0.0001 per share, and 25,765 shares of Class A Common Stock restricted stock awards of Panera Bread Company issued and outstanding as of April 3, 2017 as set forth in the Merger Agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rye Parent Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Class percentages are based on 21,341,779 shares of Class A Common Stock (including Class A Common Stock restricted stock awards) and 1,381,730 shares of Class B Common Stock issued and outstanding as of April 3, 2017, as set forth in the Merger Agreement described in Item 3. Class equity percentage is not equivalent to voting power. See footnote 1 and Item 4.

CUSIP No. 69840W108 / 69840W207

1.	NAMES OF REPORTING PERSONS: Rye Merger Sub, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,010,594 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,524 shares of Class A Common Stock 1,311,690 shares of Class B Common Stock (2) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.35% of the Class A Common Stock and 94.93% of the Class B Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON CO

(1)	This represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by Rye Merger Sub, Inc. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Pursuant to the Voting Agreement described below, Rye Merger Sub, Inc. may be deemed to have beneficial ownership of 49,759 shares of Class A Common Stock, par value $0.0001 per share, 1,311,690 shares of Class B Common Stock, par value $0.0001 per share, and 25,765 shares of Class A Common Stock restricted stock awards of Panera Bread Company issued and outstanding as of April 3, 2017 as set forth in the Merger Agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rye Merger Sub, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Class percentages are based on 21,341,779 shares of Class A Common Stock (including Class A Common Stock restricted stock awards) and 1,381,730 shares of Class B Common Stock issued and outstanding as of April 3, 2017, as set forth in the Merger Agreement described in Item 3. Class equity percentage is not equivalent to voting power. See footnote 1 and Item 4.

CUSIP No. 69840W108 / 69840W207

1.	NAMES OF REPORTING PERSONS: Rye Parent Holdings Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,010,594 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,524 shares of Class A Common Stock 1,311,690 shares of Class B Common Stock (2) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.35% of the Class A Common Stock and 94.93% of the Class B Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	This represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by Rye Parent Holdings Corp. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Pursuant to the Voting Agreement described below, Rye Parent Holdings Corp. may be deemed to have beneficial ownership of 49,759 shares of Class A Common Stock, par value $0.0001 per share, 1,311,690 shares of Class B Common Stock, par value $0.0001 per share, and 25,765 shares of Class A Common Stock restricted stock awards of Panera Bread Company issued and outstanding as of April 3, 2017 as set forth in the Merger Agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rye Parent Holdings Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Class percentages are based on 21,341,779 shares of Class A Common Stock (including Class A Common Stock restricted stock awards) and 1,381,730 shares of Class B Common Stock issued and outstanding as of April 3, 2017, as set forth in the Merger Agreement described in Item 3. Class equity percentage is not equivalent to voting power. See footnote 1 and Item 4.

CUSIP No. 69840W108 / 69840W207

1.	NAMES OF REPORTING PERSONS: Rye Holdings I Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,010,594 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,524 shares of Class A Common Stock 1,311,690 shares of Class B Common Stock (2) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.35% of the Class A Common Stock and 94.93% of the Class B Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	This represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by Rye Holdings I Inc. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Pursuant to the Voting Agreement described below, Rye Holdings I Inc. may be deemed to have beneficial ownership of 49,759 shares of Class A Common Stock, par value $0.0001 per share, 1,311,690 shares of Class B Common Stock, par value $0.0001 per share, and 25,765 shares of Class A Common Stock restricted stock awards of Panera Bread Company issued and outstanding as of April 3, 2017 as set forth in the Merger Agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rye Holdings I Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Class percentages are based on 21,341,779 shares of Class A Common Stock (including Class A Common Stock restricted stock awards) and 1,381,730 shares of Class B Common Stock issued and outstanding as of April 3, 2017, as set forth in the Merger Agreement described in Item 3. Class equity percentage is not equivalent to voting power. See footnote 1 and Item 4.

CUSIP No. 69840W108 / 69840W207

1.	NAMES OF REPORTING PERSONS: JAB Forest B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,010,594 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,524 shares of Class A Common Stock 1,311,690 shares of Class B Common Stock (2) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.35% of the Class A Common Stock and 94.93% of the Class B Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	This represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by JAB Forest B.V. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Pursuant to the Voting Agreement described below, JAB Forest B.V. may be deemed to have beneficial ownership of 49,759 shares of Class A Common Stock, par value $0.0001 per share, 1,311,690 shares of Class B Common Stock, par value $0.0001 per share, and 25,765 shares of Class A Common Stock restricted stock awards of Panera Bread Company issued and outstanding as of April 3, 2017 as set forth in the Merger Agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Forest B.V. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Class percentages are based on 21,341,779 shares of Class A Common Stock (including Class A Common Stock restricted stock awards) and 1,381,730 shares of Class B Common Stock issued and outstanding as of April 3, 2017, as set forth in the Merger Agreement described in Item 3. Class equity percentage is not equivalent to voting power. See footnote 1 and Item 4.

CUSIP No. 69840W108 / 69840W207

1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,010,594 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,524 shares of Class A Common Stock 1,311,690 shares of Class B Common Stock (2) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.35% of the Class A Common Stock and 94.93% of the Class B Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	This represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by JAB Holdings B.V. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Pursuant to the Voting Agreement described below, JAB Holdings B.V. may be deemed to have beneficial ownership of 49,759 shares of Class A Common Stock, par value $0.0001 per share, 1,311,690 shares of Class B Common Stock, par value $0.0001 per share, and 25,765 shares of Class A Common Stock restricted stock awards of Panera Bread Company issued and outstanding as of April 3, 2017 as set forth in the Merger Agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holdings B.V. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Class percentages are based on 21,341,779 shares of Class A Common Stock (including Class A Common Stock restricted stock awards) and 1,381,730 shares of Class B Common Stock issued and outstanding as of April 3, 2017, as set forth in the Merger Agreement described in Item 3. Class equity percentage is not equivalent to voting power. See footnote 1 and Item 4.

CUSIP No. 69840W108 / 69840W207

1.	NAMES OF REPORTING PERSONS: JAB Investments S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,010,594 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,524 shares of Class A Common Stock 1,311,690 shares of Class B Common Stock (2) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.35% of the Class A Common Stock and 94.93% of the Class B Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	This represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by JAB Investments S.à r.l. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Pursuant to the Voting Agreement described below, JAB Investments S.à r.l. may be deemed to have beneficial ownership of 49,759 shares of Class A Common Stock, par value $0.0001 per share, 1,311,690 shares of Class B Common Stock, par value $0.0001 per share, and 25,765 shares of Class A Common Stock restricted stock awards of Panera Bread Company issued and outstanding as of April 3, 2017 as set forth in the Merger Agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Investments S.à r.l. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Class percentages are based on 21,341,779 shares of Class A Common Stock (including Class A Common Stock restricted stock awards) and 1,381,730 shares of Class B Common Stock issued and outstanding as of April 3, 2017, as set forth in the Merger Agreement described in Item 3. Class equity percentage is not equivalent to voting power. See footnote 1 and Item 4.

CUSIP No. 69840W108 / 69840W207

1.	NAMES OF REPORTING PERSONS: JAB Holding Company S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,010,594 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,524 shares of Class A Common Stock 1,311,690 shares of Class B Common Stock (2) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.35% of the Class A Common Stock and 94.93% of the Class B Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	This represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by JAB Holding Company S.à r.l. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Pursuant to the Voting Agreement described below, JAB Holding Company S.à r.l. may be deemed to have beneficial ownership of 49,759 shares of Class A Common Stock, par value $0.0001 per share, 1,311,690 shares of Class B Common Stock, par value $0.0001 per share, and 25,765 shares of Class A Common Stock restricted stock awards of Panera Bread Company issued and outstanding as of April 3, 2017 as set forth in the Merger Agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holding Company S.à r.l. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Class percentages are based on 21,341,779 shares of Class A Common Stock (including Class A Common Stock restricted stock awards) and 1,381,730 shares of Class B Common Stock issued and outstanding as of April 3, 2017, as set forth in the Merger Agreement described in Item 3. Class equity percentage is not equivalent to voting power. See footnote 1 and Item 4.

CUSIP No. 69840W108 / 69840W207

1.	NAMES OF REPORTING PERSONS: Donata Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,010,594 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,524 shares of Class A Common Stock 1,311,690 shares of Class B Common Stock (2) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.35% of the Class A Common Stock and 94.93% of the Class B Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	This represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by Donata Holdings B.V. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Pursuant to the Voting Agreement described below, Donata Holdings B.V. may be deemed to have beneficial ownership of 49,759 shares of Class A Common Stock, par value $0.0001 per share, 1,311,690 shares of Class B Common Stock, par value $0.0001 per share, and 25,765 shares of Class A Common Stock restricted stock awards of Panera Bread Company issued and outstanding as of April 3, 2017 as set forth in the Merger Agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Donata Holdings B.V. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Class percentages are based on 21,341,779 shares of Class A Common Stock (including Class A Common Stock restricted stock awards) and 1,381,730 shares of Class B Common Stock issued and outstanding as of April 3, 2017, as set forth in the Merger Agreement described in Item 3. Class equity percentage is not equivalent to voting power. See footnote 1 and Item 4.

CUSIP No. 69840W108 / 69840W207

1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,010,594 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,524 shares of Class A Common Stock 1,311,690 shares of Class B Common Stock (2) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.35% of the Class A Common Stock and 94.93% of the Class B Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	This represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by Agnaten SE. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Pursuant to the Voting Agreement described below, Agnaten SE may be deemed to have beneficial ownership of 49,759 shares of Class A Common Stock, par value $0.0001 per share, 1,311,690 shares of Class B Common Stock, par value $0.0001 per share, and 25,765 shares of Class A Common Stock restricted stock awards of Panera Bread Company issued and outstanding as of April 3, 2017 as set forth in the Merger Agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agnaten SE that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Class percentages are based on 21,341,779 shares of Class A Common Stock (including Class A Common Stock restricted stock awards) and 1,381,730 shares of Class B Common Stock issued and outstanding as of April 3, 2017, as set forth in the Merger Agreement described in Item 3. Class equity percentage is not equivalent to voting power. See footnote 1 and Item 4.

CUSIP No. 69840W108 / 69840W207

1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,010,594 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,524 shares of Class A Common Stock 1,311,690 shares of Class B Common Stock (2) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.35% of the Class A Common Stock and 94.93% of the Class B Common Stock (3) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	This represents the aggregate voting power of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by Lucresca SE. On all voting matters, each share of Class B Common Stock is entitled to three (3) votes and each share of Class A Common Stock is entitled to one (1) vote.
(2)	Pursuant to the Voting Agreement described below, Lucresca SE may be deemed to have beneficial ownership of 49,759 shares of Class A Common Stock, par value $0.0001 per share, 1,311,690 shares of Class B Common Stock, par value $0.0001 per share, and 25,765 shares of Class A Common Stock restricted stock awards of Panera Bread Company issued and outstanding as of April 3, 2017 as set forth in the Merger Agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lucresca SE that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Class percentages are based on 21,341,779 shares of Class A Common Stock (including Class A Common Stock restricted stock awards) and 1,381,730 shares of Class B Common Stock issued and outstanding as of April 3, 2017, as set forth in the Merger Agreement described in Item 3. Class equity percentage is not equivalent to voting power. See footnote 1 and Item 4.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and the Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”) (the shares of Class A Common Stock and the shares of Class B Common Stock, each a “Share” and, collectively, the “Shares”) of Panera Bread Company, a Delaware corporation (“PNRA”), and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). PNRA’s principal executive offices are located at 3630 South Geyer Road, Suite 100, St. Louis, Missouri 63127.

Item 2. Identity and Background.

(a)-(c) This Statement is being filed jointly on behalf of (i) Rye Parent Corp., a Delaware corporation (“Rye Parent”), (ii) Rye Merger Sub, Inc., a Delaware corporation, a direct wholly owned subsidiary of Rye Parent (“Merger Sub”), (iii) Rye Parent Holdings Corp., a Delaware corporation, which is the parent company of Rye Parent (“Rye Parent Holdco”), (iv) Rye Holdings I Inc., a Delaware corporation, which is the parent company of Rye Parent Holdco (“Rye Holdings”), (v) JAB Forest B.V., a private limited liability company incorporated under the laws of the Netherlands, which is the parent company of Rye Holdings (“Forest”), (vi) JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands, which is the parent company of Forest (“JAB Holdings”), (vii) JAB Investments S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings (“JAB Investments”), (viii) JAB Holding Company S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments (“JAB Holding Company”), (ix) Donata Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands, which is a parent company of JAB Holding Company (“Donata”), (x) Agnaten SE, a private company incorporated under the laws of Austria, which is a parent company of JAB Holding Company (“Agnaten”), and (xi) Lucresca SE, a private company incorporated under the laws of Austria, which is the parent company of Donata (“Lucresca”, and together with Rye Parent, Merger Sub, Rye Parent Holdco, Rye Holdings, Forest, JAB Holdings, JAB Investments JAB Holding Company, Donata, and Agnaten, the “Reporting Persons”).

Each of Parent’s, Merger Sub’s, Rye Parent Holdco’s, and Rye Holdings’ executive office is located at c/o JAB Holding Company LLC, 1701 Pennsylvania Avenue NW, Suite 801, Washington, DC 20006, and the telephone number of each is (202) 602-1301. The principal business address of each of Forest, JAB Holdings, JAB Investments, JAB Holding Company and Donata is Oosterdoksstraat 80, 1011 DK Amsterdam, The Netherlands. The principal business address of Agnaten and Lucresca is Rooseveltplatz 4–5 / Top 10, A–1090 Vienna, Austria.

JAB Holding Company and its affiliated group of companies, of which Rye Parent, Merger Sub, Rye Parent Holdco, and Rye Holdings are members, is a Luxembourg based and privately held group focused on long-term investments in companies with premium brands in the consumer goods category. Merger Sub is a direct wholly owned subsidiary of Rye Parent, and was recently incorporated for the purpose of acquiring all of the issued and outstanding Shares and consummating the transactions contemplated by the Merger Agreement (as defined below) and, to date, has engaged and is expected to engage in no other activities other than those incidental to the Merger (as defined below) and the Merger Agreement. Until immediately prior to the time Merger Sub purchases the Shares, it is not anticipated that Merger Sub will have any significant assets or liabilities.

The name, business address and present principal occupation or employment of each executive officer and director of Rye Parent, Merger Sub, Rye Parent Holdco, Rye Holdings, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Donata, Agnaten and Lucresca are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of the Reporting Persons is set forth on Schedule A.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 13, 2017, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement (as defined below) described in Item 4 of this Statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreement by Rye Parent, Merger Sub and certain stockholders of PNRA. As a result of Merger Sub being its indirect wholly owned subsidiary, Rye Parent Holdco, Rye Holdings, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Donata, Agnaten, and Lucresca may be deemed to share beneficial ownership of the Subject Shares that Merger Sub may be deemed to beneficially own. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement or the execution of the Voting Agreement. It is currently anticipated that Rye Parent or Merger Sub will finance the acquisition of Shares in the Merger through a combination of the issuance of debt by affiliates of Bank of America, N.A., JPMorgan Chase Bank, N.A., and Goldman Sachs Bank USA, as well as equity contributions by the Reporting Persons, affiliates of BDT Capital Partners, LLC, and potentially other parties.

Item 4. Purpose of Transaction.

Merger Agreement

On April 4, 2017, Rye Parent, Merger Sub, and JAB Holdings entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PNRA, providing for the merger of Merger Sub with and into PNRA (the “Merger”), with PNRA surviving the Merger as a wholly owned subsidiary of Rye Parent. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding Share, except for certain excluded shares, will be automatically cancelled and converted into the right to receive $315.00 in cash (the “Merger Consideration”).

In addition, subject to the terms and conditions of the Merger Agreement, at the Effective Time, (a) each outstanding stock option and stock appreciation right of PNRA will accelerate and will be converted into the right to receive a cash amount based on the spread, if any, between the Merger Consideration and the exercise price payable per share under such stock option or stock appreciation right, as applicable, (b) each outstanding restricted share of PNRA will accelerate and receive the same treatment as the Common Stock, in each case, paid as soon as reasonably practicable after the Effective Time, net of any applicable withholding taxes. In addition, each outstanding performance award of PNRA will be cancelled and converted into the right to receive a cash amount based on the greater of target and actual performance determined through the Effective Time, to be paid as follows: (i) a pro-rata portion of each performance award will be paid as soon as reasonably practicable after the Effective Time; and (ii) the remaining portion of each performance award will be paid on the earlier of the date on which such performance award was originally scheduled to vest (subject to the holder’s continued employment with PNRA or any of its affiliates through such date), and the holder’s termination of employment without cause or resignation for good reason, in each case, net of any applicable withholding taxes.

Consummation of the Merger is subject to the satisfaction or waiver of specified closing conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power of the shares of Common Stock issued and outstanding and entitled to vote at a meeting of PNRA’s stockholders, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (iii) other customary closing conditions, including (a) the absence of any law, order, or pending action by a governmental entity prohibiting or seeking to prohibit the Merger or the other transactions contemplated by the Merger Agreement, (b) the accuracy of each party’s representations and warranties (subject to customary materiality qualifiers), (c) each party’s performance of its obligations and covenants contained in the Merger Agreement and (d) as a condition to Rye Parent’s obligation to close the merger, the absence of any Material Adverse Effect (as defined in the Merger Agreement) on PNRA.

The Merger Agreement also contains customary representations, warranties and covenants of PNRA, JAB Holdings, Rye Parent, and Merger Sub. PNRA has also made certain covenants in the Merger Agreement, including covenants regarding the operation of the business of PNRA and its subsidiaries prior to the Effective Time of the Merger. PNRA has also agreed to a customary non-solicitation covenant in the Merger Agreement prohibiting PNRA from (a) soliciting, providing non-public information or engaging or participating in any discussions or negotiations concerning proposals relating to alternative business combination transactions, or (b) entering into an acquisition agreement in connection with such an alternative business combination transaction, in each case, except as permitted under the Merger Agreement (including a customary exception for PNRA’s board of directors to consider certain unsolicited proposals relating to alternative business combination transactions received prior to the adoption of the Merger Agreement by PNRA’s stockholders, but subject to Rye Parent’s right to match, or otherwise propose amendments to its transaction in response to, any such acquisition proposal during a specified notice period).

The Merger Agreement may be terminated by each of PNRA and Rye Parent under certain circumstances, including if the Merger is not consummated by October 4, 2017 (provided that no party may terminate the Merger Agreement if such party’s breach primarily contributed to the failure of a condition to consummate the Merger by such date). The Merger Agreement also provides for certain other customary termination rights for PNRA and Rye Parent, and further provides that a termination fee in the amount of $215 million will be payable by PNRA to Rye Parent in connection with the termination of the Merger Agreement under certain specified circumstances, including if PNRA terminates the Merger Agreement in order to accept a superior proposal for an alternative business combination transaction and enters into an acquisition agreement related to such superior proposal.

The representations, warranties and covenants of each of PNRA, JAB Holdings, Rye Parent, and Merger Sub contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by confidential disclosures made by the parties in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. The Merger Agreement has been included only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures by the parties or their subsidiaries. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the parties file with the Securities and Exchange Commission.

Voting Agreement

On April 4, 2017, Ronald M. Shaich, PNRA’s Founder, Chairman and Chief Executive Officer, and certain stockholders of PNRA affiliated with Mr. Shaich (including entities for which Domenic Colasacco, a director of PNRA, serves as a trustee or manager) (collectively with Mr. Shaich, the “Shaich Holders”), entered into a voting agreement with Rye Parent and Merger Sub (the “Voting Agreement”) pursuant to which the Shaich Holders have agreed to, among other things, vote in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement at any meeting of the stockholders of PNRA prior to the termination of the Voting Agreement, subject to certain exceptions (including the permitted transfer of the Shares). The Shaich Holders have the power to vote in the aggregate approximately 15.5% of the voting power of the Shares issued and outstanding, represented by 49,759 shares of Class A Common Stock, 1,311,690 shares of Class B Common Stock, and 25,765 shares of Class A Common Stock restricted stock awards (the “Subject Shares”).

The Voting Agreement, and all the rights and obligations of the parties thereunder, may be terminated upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) such time as any amendment to the Merger Agreement is effected without the Shaich Holders’ consent that decreases the amount or changes the form or timing of the Merger Consideration or that materially and adversely affects the Shaich Holders, or (iv) by mutual written consent.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and Voting Agreement are referenced herein as Exhibits 2 and 3 and are incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) Pursuant to the Voting Agreement, the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act to share with the Shaich Holders the power to vote or to have the power to direct the voting or disposition of the Subject Shares, and thus, for the purpose of said Rule 13d-3, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 1,387,214 Shares, which constitutes approximately 6.10% of the Shares, and 15.5% of the voting power of the Shares issued and outstanding. Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.

See the foregoing descriptions of the Merger Agreement and Voting Agreement set forth in Item 4, which are incorporated herein by reference. The Merger Agreement and Voting Agreement are referenced herein as Exhibits 2 and 3 and are incorporated by reference into this Item 5.

(b) Except to the extent that it may be deemed to by virtue of the Voting Agreement, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any of the Shares.

The Reporting Persons may be deemed in certain circumstances to have the shared power with the Shaich Holders to vote or to have the power to direct the voting or disposition of the 1,387,214 Subject Shares. However, the Reporting Persons are not entitled to any rights as a stockholder of PNRA as to the Subject Shares, except as otherwise expressly provided in the Voting Agreement.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Shaich Holders and hereby disclaim beneficial ownership of any Shares beneficially owned by the Shaich Holders or any of their affiliates including, without limitation, the Subject Shares.

(c) Except for the Merger Agreement and the Voting Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

(d) Except for the Merger Agreement and the Voting Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto or any other person (except for the Shaich Holders), and no other person (except for the Shaich Holders), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of PNRA reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Schedule A hereto, and any person with respect to any securities of PNRA, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of PNRA.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated as of April 13, 2017, by and between Rye Parent, Merger Sub, Rye Parent Holdco, Rye Holdings, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Donata, Agnaten, and Lucresca.

2.	Agreement and Plan of Merger, dated as of April 4, 2017, by and among Rye Parent, Merger Sub, JAB Holdings, and PNRA (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by PNRA with the Securities and Exchange Commission on April 5, 2017).

3.	Voting Agreement, dated as of April 4, 2017, by and among Rye Parent, Merger Sub, Ronald M. Shaich, Ronald M. Shaich 2016 Qualified Annuity Trust, Ronald M. Shaich 2015 Qualified Annuity Trust, Ronald M. Shaich Qualified Annuity Interest Trust, SGC Trust LLC, Ronald M. Shaich 2016 Qualified Annuity Trust #2, and Shaich Education Trust (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by PNRA with the Securities and Exchange Commission on April 5, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2017

RYE PARENT CORP.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

RYE MERGER SUB, INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

RYE PARENT HOLDINGS CORP.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

RYE HOLDINGS I INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

JAB FOREST B.V.
JAB HOLDINGS B.V.
DONATA HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

JAB INVESTMENTS S.À R.L.
JAB HOLDING COMPANY S.À R.L.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated as of April 13, 2017, by and between Rye Parent, Merger Sub, Rye Parent Holdco, Rye Holdings, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Donata, Agnaten, and Lucresca.

2.	Agreement and Plan of Merger, dated as of April 4, 2017, by and among Rye Parent, Merger Sub, JAB Holdings, and PNRA (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by PNRA with the Securities and Exchange Commission on April 5, 2017).

3.	Voting Agreement, dated as of April 4, 2017, by and among Rye Parent, Merger Sub, Ronald M. Shaich, Ronald M. Shaich 2016 Qualified Annuity Trust, Ronald M. Shaich 2015 Qualified Annuity Trust, Ronald M. Shaich Qualified Annuity Interest Trust, SGC Trust LLC, Ronald M. Shaich 2016 Qualified Annuity Trust #2, and Shaich Education Trust (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by PNRA with the Securities and Exchange Commission on April 5, 2017).

SCHEDULE A

Rye Parent Corp.

Set forth below is a list of the directors and executive officers of Rye Parent Corp. as of April 4, 2017, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Director and President	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

Markus Hopmann	Director and Treasurer/Secretary	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Rye Merger Sub, Inc.

Set forth below is a list of the directors and executive officers of Rye Merger Sub, Inc. as of April 4, 2017, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Director and President	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

Markus Hopmann	Director and Treasurer/Secretary	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Rye Parent Holdings Corp.

Set forth below is a list of the directors and executive officers of Rye Parent Holdings Corp. as of April 4, 2017, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Director and President	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

Markus Hopmann	Director and Treasurer/Secretary	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Rye Holdings I Inc.

Set forth below is a list of the directors and executive officers of Rye Holdings I Inc. as of April 4, 2017, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Director and President	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

Markus Hopmann	Director and Treasurer/Secretary	4 Rue Jean Monnet L-2180 Luxembourg	Germany

JAB Forest B.V.

Set forth below is a list of the directors and executive officers of JAB Forest B.V. as of April 4, 2017, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Managing Director	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

Markus Hopmann	Managing Director	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Constantin Thun–Hohenstein	Managing Director, Head of Accounting	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria

Andrea Oechsler–Steinhauser	Managing Director, Head of Treasury	Landteilstrasse 31 D-68163 Mannheim, Germany	Germany

JAB Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of April 4, 2017, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Managing Director	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

Markus Hopmann	Managing Director	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Constantin Thun–Hohenstein	Managing Director	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria

JAB Investments S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Investments S.à r.l. as of April 4, 2017, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

Markus Hopmann	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Constantin Thun–Hohenstein	Manager	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria

Philippe Chenu	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

JAB Holding Company S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Holding Company S.à r.l. as of April 4, 2017, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

Markus Hopmann	Manager	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Donata Holdings B.V.

Set forth below is a list of the directors and executive officers of Donata Holdings B.V. as of April 4, 2017, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Managing Director	4 Rue Jean Monnet L-2180 Luxembourg	Belgium

Constantin Thun-Hohenstein	Managing Director	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria

Markus Hopmann	Managing Director	4 Rue Jean Monnet L-2180 Luxembourg	Germany

Agnaten SE

Set forth below is a list of the directors and executive officers of Agnaten SE as of April 4, 2017, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Germany

Renate Reimann-Haas	Administrative Board Member	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria

Wolfgang Reimann	Administrative Board Member	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria

Stefan Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria

Matthias Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria

Lucresca SE

Set forth below is a list of the directors and executive officers of Lucresca SE as of April 4, 2017, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Germany

Renate Reimann-Haas	Administrative Board Member	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria

Wolfgang Reimann	Administrative Board Member	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria

Stefan Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria

Matthias Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4–5 / Top 10 A–1090 Vienna, Austria	Austria